SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                                Mesa, Inc.
                             (Name of Issuer)

   8% Cumulative Convertible Preferred Stock, Par Value $2.26 per Share
                      (Title of Class of Securities)

                                 590911202
                              (Cusip Number)

                              David C. Haley
                           HBK Investments L.P.
                        777 Main Street, Suite 2750
                         Fort Worth, Texas  76102
                              (817) 870-6100
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               June 12, 1997
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  Name of Reporting Person:

    HBK Investments L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: WC and OO (See Item 3) (1)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                           /   /
6.  Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: 1,888,122 (1)
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: 1,888,122 (1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

    1,888,122 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares:
                                                           /   /

13. Percent of Class Represented by Amount in Row (11): 3.1%

14. Type of Reporting Person: PN

--------------------------

(1) Includes 1,888,122 shares of Preferred Stock purchased by HBK
    Finance L.P. HBK Investments L.P. has shared voting and dispositive power over these securities pursuant to an Amended and Restated Management Agreement.
1.  Name of Reporting Person:

    HBK Finance L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.  Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power:  1,888,122 (1)
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: 1,888,122 (1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

    1,888,122

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares:
                                                           /   /

13. Percent of Class Represented by Amount in Row (11): 3.1%

14. Type of Reporting Person: PN, BD

--------------------------

(1) HBK Investments L.P. has shared voting and dispositive power over these securities pursuant to an Amended and Restated Management Agreement.
    Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated May 15, 1997 (the "Schedule 13D"), relating to the 8% Cumulative Convertible Preferred Stock, par value $2.26 per share of Mesa, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.


ITEM 1.  SECURITY AND ISSUER.

    No material change.

ITEM 2.  IDENTITY AND BACKGROUND.

    No material change.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 3 is hereby amended and restated in its entirety as follows:

    The source and amount of the funds used or to be used by each of the Reporting Persons to purchase the shares of Preferred Stock are set forth below.

    REPORTING PERSON    SOURCE OF FUNDS          AMOUNT OF FUNDS

    Investments         Working Capital
                        and Other (1)            $ 0

    Finance             Working Capital
                        and Other (1)            $ 12,501,272

    (1) As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. Portions of the funds reported herein were obtained from Bear, Stearns & Co. Inc. and Prime Dealer Services, Inc. as margin loans to acquire the shares of Preferred Stock, and the remainder was obtained from Working Capital.

ITEM 4.  PURPOSE OF TRANSACTION.

    No material change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    Item 5 is hereby amended and restated in its entirety as follows:

    (a)

    Reporting Persons

    Pursuant to an Amended and Restated Management Agreement with Fund and Capital, the aggregate number of shares of the Preferred Stock that Investments owns beneficially is 1,888,122, which constitutes approximately 3.1% of the 61,652,865 shares of Preferred Stock outstanding.

    The aggregate number of shares of the Preferred Stock that Finance owns beneficially is 1,888,122, which constitutes approximately 3.1% of the 61,652,865 shares of Preferred Stock outstanding.

    Controlling Persons

    Because of its position as the sole general partner of Investments, Partners II may be deemed to be the beneficial owner of 1,888,122 shares of the Preferred Stock, which constitutes approximately 3.1% of the 61,652,865 shares of Preferred Stock outstanding.

    Each of (1) Fund, as sole general partner of Finance, (2) Capital, as sole general partner of Fund, and (3) Partners I, as sole general partner of Capital, may be deemed to be the beneficial owner of 1,888,122 shares of the Preferred Stock, which constitutes approximately 3.1% of the 61,652,865 shares of Preferred Stock outstanding.

    Each of (1) Management, as sole general partner of Partners I and Partners II, and (2) the Managers, as controlling persons of Management, may be deemed to be the beneficial owner of an aggregate of 1,888,122 shares of the Preferred Stock, which constitutes approximately 3.1% of the 61,652,865 shares of Preferred Stock outstanding.

    To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Preferred Stock.

    (b)

    Pursuant to an Amended and Restated Management Agreement with Fund and Capital, and acting through its general partner, Partners II, Investments has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,888,122 shares of the Preferred Stock.

    Acting through its general partner, Fund, Finance has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,888,122 shares of the Preferred Stock.

    Controlling Persons

    Acting through its general partner, Management, and in its capacity as the general partner of Investments, Partners II has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,888,122 shares of the Preferred Stock.

    Acting through its general partner, Capital, and in its capacity as the general partner of Finance, Fund has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,888,122 shares of the Preferred Stock.

    Acting through its general partner, Partners I, and in its capacity as the general partner of Fund, Capital has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,888,122 shares of the Preferred Stock.

    Acting through its general partner, Management, and in its capacity as the general partner of Capital, Partners I has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,888,122 shares of the Preferred Stock.

    In its capacity as the general partner of Partners I and Partners
II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,888,122 shares of the Preferred Stock.

    Managers

    In his capacity as a controlling person of Management, each of the Managers has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,888,122 shares of the Preferred Stock.

    (c)

    Since the last filing on Schedule 13D, the Reporting Persons have purchased (P) and sold (S) shares of Preferred Stock in transactions on the New York Stock Exchange, as follows:

                              NUMBER OF SHARES
                               PURCHASED  (P)        PRICE PER
ITEM 2 PERSON      DATE          OR SOLD (S)           SHARE

Finance            05/15/97        2,700 (S)          $ 6.63
Finance            05/15/97        2,700 (S)            6.38
Finance            05/22/97       44,500 (P)            6.63
Finance            05/15/97       29,300 (P)            6.50
Finance            05/16/97       10,000 (S)            6.63
Finance            05/19/97       10,000 (P)            6.63
Finance            05/20/97       26,600 (P)            6.50
Finance            05/20/97        1,300 (S)            6.63
Finance            05/19/97       92,600 (S)            6.63
Finance            05/19/97        1,000 (S)            6.75
Finance            05/19/97       12,000 (P)            6.66
Finance            05/20/97        2,700 (S)            6.63
Finance            05/21/97       21,300 (S)            6.50
Finance            05/23/97        3,500 (P)            6.50
Finance            05/23/97        5,500 (S)            6.63
Finance            05/27/97       12,600 (P)            6.50
Finance            05/29/97       39,200 (S)            6.50
Finance            05/30/97        6,500 (S)            6.63
Finance            05/30/97       17,200 (P)            6.58
Finance            06/03/97       21,700 (P)            6.56
Finance            06/04/97        5,000 (S)            6.63
Finance            06/05/97       70,500 (P)            6.63
Finance            06/05/97        2,000 (S)            6.75
Finance            06/06/97       22,200 (P)            6.63
Finance            06/09/97        6,200 (S)            6.63
Finance            06/10/97       25,000 (P)            6.50
Finance            06/11/97        2,500 (S)            6.63
Finance            06/12/97       70,000 (S)            6.38
Investments (1)    05/14/97       12,500 (P)            6.32
Investments (1)    05/16/97       31,900 (S)            6.63
Investments (1)    05/15/97       25,700 (P)            6.50
Investments (1)    05/19/97       65,800 (S)            6.63
Investments (1)    05/20/97       23,400 (P)            6.50
Investments (1)    05/20/97        1,200 (S)            6.63
Investments (1)    05/20/97        2,300 (S)            6.63
Investments (1)    05/21/97       18,700 (S)            6.50
Investments (1)    05/23/97       32,000 (S)            6.63
Investments (1)    05/29/97       30,800 (S)            6.50
Investments (1)    05/30/97        7,300 (P)            6.58
Investments (1)    06/02/97       22,000 (S)            6.50
Investments (1)    06/03/97       50,000 (P)            6.63
Investments (1)    06/03/97       18,300 (P)            6.56
Investments (1)    06/05/97       70,500 (P)            6.63
Investments (1)    06/05/97        2,000 (S)            6.75
Investments (1)    06/06/97       19,300 (P)            6.63
Investments (1)    06/06/97        5,000 (S)            6.75
Investments (1)    06/10/97       10,000 (S)            6.63
Investments (1)    06/09/97        8,800 (S)            6.63
Investments (1)    06/12/97    1,255,961 (S)            6.50
Investments (2)    05/15/97        2,300 (S)            6.63
Investments (2)    05/15/97        2,300 (S)            6.38
Investments (2)    05/16/97       31,900 (P)            6.63
Investments (2)    05/22/97        3,500 (P)            6.63
Investments (2)    05/14/97       12,500 (S)            6.32
Investments (2)    06/12/97        3,500 (S)            6.50

------------
(1) The shares of Preferred Stock were purchased and sold by HBK Offshore Fund Ltd., which has no beneficial ownership of such shares of Preferred Stock pursuant to an Investment Management Agreement with Investments. As of the date hereof, HBK Offshore Fund Ltd. does not own any shares of Preferred Stock.

(2) The shares of Preferred Stock were purchased and sold by HBK Securities Ltd., which has no beneficial ownership of such shares of Preferred Stock pursuant to an Investment Management Agreement with Investments. As of the date hereof, HBK Securities Ltd. does not own any shares of Preferred Stock.


    (d)

    Not applicable.

    (e)

    The Reporting Persons ceased to be the beneficial owners of greater than 5% of the outstanding Preferred Stock on June 12, 1997.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    No material change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.
    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    DATED:     June 13, 1997



                             HBK INVESTMENTS L.P.


                             By: /s/ H. Michael Reese
                                    H. Michael Reese,
                                    Chief Financial Officer (1)



                             HBK FINANCE L.P.


                             By: /s/ H. Michael Reese
                                    H. Michael Reese,
                                    Chief Financial Officer (2)


(1) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Investments L.P. previously has been filed with the Securities and Exchange Commission.

(2) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Finance L.P. previously has been filed with the Securities and Exchange Commission.

                               EXHIBIT INDEX

EXHIBIT            DESCRIPTION

99.1          Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.